Exhibit 99.1

1701 Hollis Street
Suite 400, Founders Square
(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Gammon Gold Completes Land Acquisition at its Ocampo Mine
And Becomes the First Gold Mining Company Headquartered Outside of Mexico to Own
Exclusive Land Rights in Mexico

Halifax, June 1, 2009: Gammon Gold Inc. ("Gammon") (TSX:GAM and NYSE:GRS): Fred George, President and Chairman of Gammon Gold is pleased to announce that the Company has received Presidential approval for the absolute freehold title acquisition of its 4,275 hectares Ocampo land package and has subsequently become the first gold mining company headquartered outside of México to own exclusive land rights and titles for the property used in its operations. The more common practice for mining companies operating in México is to enter into a land rental agreement with the local Ejito land owners. Gammon made the strategic decision to negotiate the freehold title purchase of its land package in order to avoid any potential disruption of its operations.

In early 2008, Gammon successfully finalized the purchase of the current Ocampo land package with the local Ejito land owners for cumulative purchase costs of CDN$4.5 million. Upon the completion of this part of the transaction, the Company then submitted its application to the Méxican government to begin the final stage of the land ownership process. On Friday, May 29, 2009, a Presidential Decree signed by Felipe Calderón, the President of México, was issued, formally granting all property rights and titles to the Ocampo land package to Gammon, thereby securing the development of present and future mining operations at Ocampo.

"We are very pleased to have received formal Presidential approval ratifying Gammon’s freehold title property rights at our flagship Ocampo mine" stated René Marion, Chief Executive Officer of Gammon Gold. "The completion of this unprecedented transaction further assures that the Ocampo mine will continue to operate without any threat of disruption associated with property use rights."

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The Company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Rene Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Gold’s Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

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